Room 4561

September 21, 2007

Mr. Sang Don Kim
President and Chief Executive Officer
Cintel Corp.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

     Re: **Cintel Corp.**
           Form 10-KSB for the Fiscal Year Ended December 31, 2005
           Filed April 17, 2006
           File No. 333-100046

Dear Mr. Kim:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

           Very truly yours,

           Mark Kronforst
           Accounting Branch Chief